File No. 812-[   ]

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

In the Matter of the Application of:

MEKETA CAPITAL, LLC
MEKETA INFRASTRUCTURE FUND

80 University Avenue
Westwood, MA 02090
(212) 802-8500

APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF
THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”),
FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND (2)
CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

Copies to:

Michael Bell
c/o Meketa Capital LLC
80 University Avenue
Westwood, MA 02090

All Communications, Notices, and Orders to:

Gregory C. Davis
Ropes & Gray LLP
One Maritime Plaza, Suite 1800

300 Clay Street
San Francisco, CA 94111
Gregory.Davis@ropesgray.com

Keith S. MacLeod
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street,
Boston, MA 02199
Keith.MacLeod@ropesgray.com

Page 1 of 24 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on August 25, 2026

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of: MEKETA INFRASTRUCTURE FUND MEKETA CAPITAL, LLC 80 University Avenue Westwood, MA 02090 File No. 812-[ ]	) ) ) ) ) )	APPLICATION FOR AN ORDER OF EXEMPTION PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940, AS AMENDED (THE “1940 ACT”), FROM: (1) CERTAIN PROVISIONS OF SECTION 15(a) OF THE 1940 ACT AND (2) CERTAIN DISCLOSURE REQUIREMENTS UNDER VARIOUS RULES AND FORMS

I.	INTRODUCTION

Meketa Infrastructure Fund (the “Fund”), a Delaware statutory trust that is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as a closed-end management investment company and operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act, and Meketa Capital, LLC (the “Initial Adviser” or the “Adviser” and together with the Fund, the “Applicants”),1 the investment adviser to the Fund, hereby submit this application (the “Application”) to the Securities and Exchange Commission (the “Commission”) for an order of exemption pursuant to Section 6(c) of the 1940 Act.

Applicants request an order exempting them from Section 15(a) of the 1940 Act to permit the Adviser, subject to the approval of the board of trustees of the Fund (the “Board” or “Trustees”),2 including a majority of the trustees who are not “interested persons” of the Fund or the Adviser, as defined in Section 2(a)(19) of the 1940 Act (the “Independent Trustees”), to take certain actions without obtaining shareholder approval as follows: (i) select investment sub-advisers (each a “Sub-Adviser” and collectively, the “Sub-Advisers”) for all or a portion of the assets of the Fund pursuant to an investment sub-advisory agreement with each Sub-Adviser (each a “Sub-Advisory Agreement” and collectively, the “Sub-Advisory Agreements”); and (ii) materially amend Sub-Advisory Agreements with the Sub-Advisers. As used herein, a “Sub-Adviser” for a Sub-Advised Fund (as defined below) is any investment adviser that enters into a Sub-Advisory Agreement with respect to a Sub-Advised Fund.

Applicants also apply for an order of the Commission under Section 6(c) of the 1940 Act exempting a Sub-Advised Fund from certain disclosure obligations under the following rules and forms: (i) Items 9(1)(b)(3)3 and 20(1)(c) of Form N-2; (ii) Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8), and 22(c)(9) of Schedule 14A under the Securities Exchange Act of 1934, as amended (the “Exchange Act”); and (iii) Sections 6-07(2) (a), (b), and (c) of Regulation S-X under the Securities Act of 1933, as amended (the “Securities Act”).

1 The term “Adviser” means (i) the Initial Adviser, (ii) its successors, and (iii) any entity controlling, controlled by, or under common control with, the Initial Adviser or its successors that serves as the primary adviser to a Sub-Advised Fund (as defined below). For the purposes of the requested order, “successor” is limited to an entity that results from a reorganization into another jurisdiction or a change in the type of business organization.

2 The term “Board” also includes the board of trustees or directors of a future Sub-Advised Fund (as defined below), if different from the board of trustees of the Fund.

3 See note 25, below.

Similar to the order the Commission granted to Carillon Series Trust, et al.4 and subsequent orders, in addition to Wholly-Owned Sub-Advisers and Non-Affiliated Sub-Advisers,5 the relief described in this Application would extend to Affiliated Sub-Advisers6. Unlike the Carillon Order and other precedent to date, the order requested in this Application would extend to: (1) any closed-end management investment company registered under the 1940 Act and any closed-end management investment company that has elected to be regulated as a business development company under the 1940 Act, in each case that does not have shares that are listed on a national securities exchange and (2) that instead operates as an interval fund pursuant to Rule 23c-3 under the 1940 Act (an “Interval Fund”)7 and/or periodically offers to repurchase its shares pursuant to Rule 13e-4 under the Exchange Act (a “Tender Offer Fund”) (any fund with these characteristics that could rely on the requested order, an “Unlisted CEF/BDC”). The Applicants note the requested relief is appropriate for Unlisted CEFs/BDCs that are either Interval Funds or Tender Offer Funds given that they are functionally similar in that both provide periodic liquidity to shareholders by offering to repurchase a specified percentage of its outstanding shares at or near net asset value (“NAV”)8, thereby providing shareholders with a limited opportunity to exit their investment on a periodic basis in the absence of a secondary trading market. Moreover, both structures are subject to substantially similar regulatory objectives designed to protect shareholders by ensuring fair and orderly repurchase procedures.

Applicants request that the relief sought herein apply to Applicants, as well as to any existing or future Unlisted CEF/BDC that intends to rely on the requested order in the future and (i) is advised by the Adviser; (ii) uses the multi-manager structure described in this Application; and (iii) complies with the terms and conditions set forth herein (each, together with the Fund, a “Sub-Advised Fund,” and collectively, the “Sub-Advised Funds”).9, 10

4 See Carillon Series Trust, et al., Investment Company Act Release No. 33464 (May 2, 2019) (Notice) and No. 33494 (May 29, 2019) (Order) (the “Carillon Order”). See also Morgan Stanley Pathway Funds Consulting Group Advisory Services LLC, Investment Company Act Rel. No. 35681 (July 17, 2025) (Notice) and No. 35713 (August 12, 2025) (Order); Wedbush Series Trust, et al., Investment Company Act Rel. No. 35668 (July 8, 2025) (Notice) and No. 35706 (August 5, 2025) (Order); Advisors Series Trust and Distribution Cognizant, LLC, Investment Company Act Rel. No. 35642 (June 17, 2025) (Notice) and No. 35681 (July 15, 2025) (Order); and Venerable Variable Insurance Trust and Venerable Investment Advisers, LLC, Investment Company Act Rel. No. 35467 (February 6, 2025) (Notice) and No. 35490 (March 4, 2025) (Order) (collectively, with the Carillon Order, the “Open-End Fund Multi-Manager Orders”).

5 As used herein, a “Wholly-Owned Sub-Adviser” is any investment adviser that is (1) an indirect or direct “wholly-owned subsidiary” (as such term is defined in Section 2(a)(43) of the 1940 Act) of the Adviser, (2) a “sister company” of the Adviser that is an indirect or direct “wholly-owned subsidiary” of the same company that indirectly or directly wholly owns the Adviser (the Adviser’s “parent company”), or (3) a parent company of the Adviser. A “Non-Affiliated Sub-Adviser” is any investment adviser that is not an “affiliated person” (as defined in the 1940 Act) of a Sub-Advised Fund or the Adviser, except to the extent that an affiliation arises solely because the Sub-Adviser serves as a Sub-Adviser to one or more Sub-Advised Funds. Section 2(a)(43) of the 1940 Act defines “wholly-owned subsidiary” of a person as a company 95 per centum or more of the outstanding voting securities of which are, directly or indirectly, owned by such a person. See the Open-End Fund Multi-Manager Orders.

6 An “Affiliated Sub-Adviser” is any Sub-Adviser that is an “affiliated person” (as such term is defined in Section 2(a)(3) of the 1940 Act) of the Fund, a Sub-Advised Fund or the Adviser for reasons other than serving as investment sub-adviser to one or more Sub-Advised Funds. Section 2(a)(3) of the 1940 Act defines “affiliated person” as follows: “Affiliated person” of another person means (A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person; (D) any officer, director, partner, copartner, or employee of such other person; (E) if such other person is an investment company, any investment adviser thereof or any member of an advisory board thereof; and (F) if such other person is an unincorporated investment company not having a board of directors, the depositor thereof. See the Open-End Fund Multi-Manager Orders.

7 For purposes of this Application, Interval Funds do not include those making monthly repurchase offers in reliance on an order exempting them from the relevant provisions of Rule 23c-3.

8 A Sub-Advised Fund may impose an early withdrawal charge (“EWC”), which is a distribution-related charge payable to the distributor. Any EWC charged by a Sub-Advised Fund will be assessed in compliance with the Adviser’s and a Sub-Advised Fund’s exemptive order granted by the Commission that permits a Sub-Advised Fund to offer more than one class of shares (the “Multi-Class Relief”). See Meketa Infrastructure Fund, et al., Investment Company Act Release No. 35056 (November 21, 2023) (Notice) and No. 35070 (December 19, 2023) (Order). Pursuant to the Multi-Class Relief, any such EWC would be the “functional equivalent” of the contingent deferred sales load (“CDSL”) that open-end investment companies may charge under Rule 6c-10 under the 1940 Act and any EWC imposed by a Sub-Advised Fund will comply with Rule 6c-10 under the 1940 Act as if the rule were applicable to Unlisted CEFs/BDCs. The Open-End Fund Multi-Manager Orders do not prohibit the imposition of a CDSL on shareholder redemptions following the receipt of a Multi-manager Notice or Multi-manager Information Statement (both as defined in the Open-End Fund Multi-Manager Orders). Like a CDSL, an EWC assessed on a repurchase will have been previously disclosed in a Sub-Advised Fund’s prospectus, and Applicants expect that, like a CDSL, an EWC would have little to no impact on an investor’s decision to participate in a tender or repurchase offer conducted pursuant to the requested relief. Other than the imposition of any applicable EWC, any repurchase of shares will occur at NAV.

9 All registered closed-end investment companies that currently intend to rely on the requested order are named as Applicants. The Fund that currently intends to operate as a Sub-Advised Fund is identified in this Application. Any entity that relies on the requested order will do so only in accordance with the terms and conditions contained in this Application.

10 The term Sub-Advised Fund also includes any Wholly-Owned Investment Sub (as defined below) of a Sub-Advised Fund. “Wholly-Owned Investment Sub” means an entity: (a) that is a “wholly-owned subsidiary” (as defined in Section 2(a)(43) of the 1940 Act) of a Sub-Advised Fund; (b) whose sole business purpose is to hold one or more investments and which may issue debt on behalf or in lieu of such Sub-Advised Fund; and (c) is not a registered investment company or a business development company. In the case of a Wholly-Owned Investment Sub that does not have a chief compliance officer or a board of directors/trustees, the chief compliance officer and board of directors/trustees of the Sub-Advised Fund that controls the Wholly-Owned Investment Sub will be deemed to serve those roles for the Wholly-Owned Investment Sub.

Applicants are seeking this exemption primarily to enhance the ability of the Adviser and the Board to obtain for a Sub-Advised Fund the services of one or more Sub-Advisers believed by the Adviser and the Board to be particularly well suited for all or a portion of the assets of the Sub-Advised Fund, and to make material amendments to Sub-Advisory Agreements believed by the Adviser and the Board to be appropriate, without the delay and expense of convening special meetings of shareholders to approve the Sub-Advisory Agreements. Under this structure, the Adviser, in its capacity as investment adviser, would evaluate, allocate assets to and oversee the Sub-Advisers, and make recommendations about their hiring, termination and replacement to the Board, at all times subject to the authority of the Board. This structure is commonly referred to as a “multi-manager” structure. In addition, Applicants are seeking relief from certain disclosure requirements concerning fees paid to Sub-Advisers.

For the reasons discussed below, Applicants believe that the requested relief is appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

II.	BACKGROUND

A.	The Fund

The Fund is an Unlisted CEF/BDC because it is registered under the 1940 Act as a closed-end management investment company and is operated as an Interval Fund. The Fund was organized on July 31, 2023 as a Delaware statutory trust. The Adviser serves as “investment adviser,” as defined in Section 2(a)(20) of the 1940 Act, to the Fund. The Fund intends to operate under a multi-manager structure, if the relief is granted, and will continue to be offered and sold pursuant to its registration statement, and any amendments thereto, on Form N-2. The Board consists of four (4) trustees, three (3) of whom serve as Independent Trustees.

The Fund’s investment objective is to generate long-term capital appreciation, consistent with prudent investment management, which it seeks to achieve by investing in investments that provide direct or indirect exposure to infrastructure assets. At the time of filing this Application, pursuant to approval by the Fund’s shareholders, the Fund is sub-advised by Meketa Investment Group, Inc. (the “Meketa Investment Group”). The Fund’s portfolio managers are comprised of individuals from each of the Initial Adviser and Meketa Investment Group who manage the day-to-day portfolio management of all of the Fund’s assets through an investment committee. Asset allocation and investment selection are guided by the investment analysis of the investment committee, which takes into account changes in the market environment. The Adviser anticipates that the Fund will retain additional Sub-Advisers to provide investment advisory services to the Fund. The Fund will therefore obtain shareholder approval prior to employing a multi-manager structure requested in this Application (see Condition 1).11

B.	The Adviser

Meketa Capital, LLC, with its business address at 80 University Avenue, Westwood, MA 02090, was formed as a Delaware limited liability company on August 23, 2023 and is an investment adviser registered with the Commission under the Investment Advisers Act of 1940, as amended (the “Advisers Act”). The Initial Adviser is majority-owned by Meketa Investment Group and serves as investment adviser to the Fund pursuant to an investment advisory agreement with the Fund (the “Investment Advisory Agreement”). Any future Adviser also will be registered with the Commission as an investment adviser under the Advisers Act.

11 As of the date of this Application, the Fund has not yet obtained shareholder approval to operate under the multi-manager structure described herein. Each Sub-Advised Fund will disclose in its registration statement that it intends to operate pursuant to the order, as applicable, as requested in this Application, if granted. The prospectus for a Sub-Advised Fund will include the disclosure required by Condition 2 below at all times subsequent to the approval required by Condition 1 below, as applicable. If a Sub-Advised Fund has obtained shareholder approval to operate under the multi-manager structure described herein prior to the issuance of an order as requested in this Application, the prospectus for the Sub-Advised Fund will at all times following such shareholder approval contain appropriate disclosure that the Sub-Advised Fund has applied for exemptive relief to operate under the multi-manager structure described herein, including the ability to hire new Sub-Advisers and materially amend an existing Sub-Advisory Agreement without soliciting further shareholder vote.

Consistent with the terms of a Sub-Advised Fund’s investment advisory agreement (together with the Fund’s existing Investment Advisory Agreement, the “Investment Advisory Agreements”), the Adviser may, subject to the approval of the Board, including a majority of the Independent Trustees, and the shareholders of the applicable Sub-Advised Fund (if required by applicable law), delegate portfolio management responsibilities of all or a portion of the assets of a Sub-Advised Fund to a Sub-Adviser. The Adviser retains overall responsibility for the management and investment of the assets of the Sub-Advised Fund. With respect to each Sub-Advised Fund, the Adviser’s responsibilities will include, for example, recommending the removal or replacement of Sub-Advisers, and allocating the portion of that Sub-Advised Fund’s assets to any given Sub-Adviser and reallocating those assets as necessary from time to time. The Adviser evaluates, selects and recommends Sub-Advisers for the Sub-Advised Funds, and monitors and reviews each Sub-Adviser and its performance and its compliance with the applicable Sub-Advised Fund’s investment policies and restrictions.

Each Investment Advisory Agreement has been or will be approved by the Board, including a majority of the Independent Trustees, and by the shareholders of the relevant Sub-Advised Fund in the manner required by Sections 15(a) and 15(c) of the 1940 Act. The terms of the Investment Advisory Agreements comply or will comply with Section 15(a) of the 1940 Act. Applicants are not seeking an exemption from the provisions of the 1940 Act with respect to the Investment Advisory Agreements. Pursuant to the terms of each Investment Advisory Agreement, the Adviser, subject to the oversight of the Board, has agreed or will agree to (i) provide continuous investment management for each Sub-Advised Fund; (ii) determine the securities and other investments to be purchased, retained, sold or loaned by each Sub-Advised Fund and the portion of such assets to be invested or held uninvested as cash; and (iii) exercise full discretion and act for each Sub-Advised Fund in the same manner and with the same force and effect as such Sub-Advised Fund itself might or could do with respect to purchases, sales, or other transactions and with respect to all other things necessary or incidental to the furtherance or conduct of such purchases, sales or other transactions. The Adviser also is or will be responsible for effecting transactions for each Sub-Advised Fund and selecting brokers or dealers to execute such transactions for each Sub-Advised Fund. The Adviser will periodically review each Sub-Advised Fund’s investment policies and strategies and, based on the need of a particular Sub-Advised Fund, may recommend changes to the investment policies and strategies of the Sub-Advised Fund for consideration by the Board.

Each Investment Advisory Agreement permits or will permit the Adviser to enter into Sub-Advisory Agreements with one or more Sub-Advisers. Pursuant to its authority under the Investment Advisory Agreements, the Adviser has entered or will enter into Sub-Advisory Agreements as described below under “The Sub-Advisers and the Sub-Advised Fund(s).” If the name of any Sub-Advised Fund contains the name of a Sub-Adviser, the name of the Adviser that serves as the primary adviser to the Sub-Advised Fund, or a trademark or trade name that is owned by or publicly used to identify that Adviser, will precede the name of the Sub-Adviser.

For its services to each Sub-Advised Fund, the Adviser receives or will receive an investment advisory fee from that Sub-Advised Fund as specified in the applicable Investment Advisory Agreement. The investment advisory fees for the Fund are calculated based on the average daily net assets of the Fund, calculated daily as of the close of business on each business day during the month.

C.	The Sub-Advisers and the Sub-Advised Fund(s)

Pursuant to the authority under the Investment Advisory Agreements, the Adviser may enter into Sub-Advisory Agreements with various Sub-Advisers on behalf of a Sub-Advised Fund. The Initial Adviser has entered into a Sub-Advisory Agreement with Meketa Investment Group, dated November 7, 2023. Meketa Investment Group is an Affiliated Sub-Adviser. The Adviser also may, in the future, enter into Sub-Advisory Agreements with other Sub-Advisers on behalf of the Fund and other Sub-Advised Funds.

With respect to any future Wholly-Owned Sub-Adviser, the Adviser will have overall responsibility for the affairs of such Sub-Adviser, and generally will approve certain actions by that Sub-Adviser that could materially affect the operations of the Adviser and its subsidiaries as a group. Meketa Investment Group has, and any future Sub-Adviser will have, their own employees who would provide investment services to a Sub-Advised Fund.

Meketa Investment Group is, and any future Sub-Advisers will be, “investment advisers” to a Sub-Advised Fund within the meaning of Section 2(a)(20) of the 1940 Act and will provide investment management services to the Sub-Advised Fund subject to, without limitation, the requirements of Sections 15(c) and 36(b) of the 1940 Act. In addition, Meketa Investment Group is, and any future Sub-Advisers will be, registered with the Commission as an investment adviser under the Advisers Act or not subject to such registration. The Adviser selects Sub-Advisers based on the Adviser’s evaluation of the Sub-Advisers’ skills in managing assets pursuant to particular investment styles, and recommends their hiring to the Board. In the future, the Adviser may employ multiple Sub-Advisers for one or more Sub-Advised Funds. In those instances, the Adviser would allocate and, as appropriate, reallocate a Sub-Advised Fund’s assets among the Sub-Advisers.

The Adviser engages or will engage in an ongoing analysis of the continued advisability of retaining a Sub-Adviser and makes or will make recommendations to the Board as needed. The Adviser also negotiates and renegotiates, or will negotiate and renegotiate, the terms of the Sub-Advisory Agreements with a Sub-Adviser, including the fees paid to the Sub-Advisers, and makes recommendations to the Board as needed.

The Sub-Advisers, subject to the oversight of the Adviser and the Board, determine or will determine the securities and other instruments to be purchased, sold or entered into by a Sub-Advised Fund’s portfolio or a portion thereof, and place or will place orders with brokers or dealers that they or the Adviser selects.12 The Sub-Advisers keep or will keep certain records required by the 1940 Act and the Advisers Act to be maintained on behalf of the relevant Sub-Advised Fund, and assist or will assist the Adviser to maintain the Sub-Advised Fund’s compliance with the relevant requirements of the 1940 Act. The Sub-Advisers monitor or will monitor the respective Sub-Advised Fund’s investments and will provide periodic reports to the Board and the Adviser. The Sub-Advisers also make or will make their officers and employees available to the Adviser and the Board to review the investment performance and investment policies of the Sub-Advised Fund.

The Sub-Advisory Agreements were or will be approved by the Board, including a majority of the Independent Trustees, in accordance with Sections 15(a) and 15(c) of the 1940 Act.

The terms of each Sub-Advisory Agreement comply or will comply fully with the requirements of Section 15(a) of the 1940 Act. Each Sub-Advisory Agreement sets forth or will set forth the duties of the Sub-Adviser and precisely describe the compensation paid to the Sub-Adviser.

After an initial two-year period, the terms of the Sub-Advisory Agreements will be reviewed and renewed on an annual basis by the Board, including a majority of the Independent Trustees, in accordance with Section 15(c) of the 1940 Act. The Board dedicates or will dedicate substantial time to review contract matters, including matters relating to Investment Advisory Agreements and Sub-Advisory Agreements. With respect to a Sub-Advised Fund, the Board reviews or will review comprehensive materials received from the Adviser, the Sub-Adviser, independent third parties and independent legal counsel. Applicants will continue this annual review and renewal process for Sub-Advisory Agreements in accordance with the 1940 Act if the relief requested herein is granted by the Commission.

Consistent with the process utilized with respect to the Fund’s current Sub-Advisory Agreement, if the relief requested under this Application is granted, the Board will review information provided by the Adviser and Sub-Advisers when it is asked to approve or renew Sub-Advisory Agreements. Additionally, each Sub-Advised Fund will disclose in its statutory prospectus that a discussion regarding the basis for the Board’s approval and renewal of the Investment Advisory Agreements and any applicable Sub-Advisory Agreements is available in the Sub-Advised Fund’s annual or semi-annual report to shareholders for the relevant period in accordance with Item 9(1)(b)(4) of Form N-2. Furthermore, the information provided to the Board will be maintained as part of the records of the respective Sub-Advised Fund pursuant to Rule 31a-1(b)(4) and Rule 31a-2 under the 1940 Act.

Pursuant to each Sub-Advisory Agreement, the Adviser has agreed or will agree to pay each Sub-Adviser a fee from the fee received by the Adviser from a Sub-Advised Fund under the Investment Advisory Agreement.13 Each Sub-Adviser bears or will bear its own expenses of providing investment management services to a Sub-Advised Fund.

12 For the purposes of this Application, a “Sub-Adviser” also includes an investment adviser that provides or will provide the Adviser with a model portfolio reflecting a specific strategy, style or focus with respect to the investment of all or a portion of a Sub-Advised Fund’s assets. The Adviser may use the model portfolio to determine the securities and other instruments to be purchased, sold, or entered into by a Sub-Advised Fund’s portfolio or a portion thereof, and place orders with brokers or dealers that it selects.

13 A Sub-Advised Fund also may pay advisory fees directly to a Sub-Adviser.

III.	REQUEST FOR EXEMPTIVE RELIEF

Section 6(c) of the 1940 Act provides that the Commission may exempt any person, security, or transaction or any class or classes of persons, securities, or transactions from any provisions of the 1940 Act, or any rule thereunder, if such relief is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants believe that the requested relief described in this Application meets this standard.

IV.	APPLICABLE LAW AND DISCUSSION

A.	Shareholder Vote

1.	Regulatory Background

Section 15(a) of the 1940 Act states, in part, that it is unlawful for any person to act as an investment adviser to a registered investment company “except pursuant to a written contract, which contract, whether with such registered company or with an investment adviser of such registered company, has been approved by the vote of a majority of the outstanding voting securities of such registered company.”

Section 2(a)(20) of the 1940 Act defines an “investment adviser” as any person who, pursuant to an agreement with such registered investment company or with an investment adviser of such registered investment company, is empowered to determine what securities or other property shall be purchased or sold by such registered investment company. Consequently, the Sub-Advisers are each deemed to be within the definition of an “investment adviser” and, therefore, the Sub-Advisory Agreements are each subject to Section 15(a) of the 1940 Act to the same extent as the Investment Advisory Agreements.

Therefore, Section 15(a) of the 1940 Act requires a majority of the outstanding voting securities of a Sub-Advised Fund to approve Sub-Advisory Agreements whenever the Adviser proposes to the Board to hire new Sub-Advisers for a Sub-Advised Fund. This provision would also require shareholder approval by a majority vote for any material amendment to Sub-Advisory Agreements.

The Sub-Advisory Agreements are required to terminate automatically and immediately upon their “assignment,” which could occur upon a change in control of the Sub-Advisers.14

Rule 2a-6 under the 1940 Act provides that certain transactions that do not result in a “change in actual control or management of the investment adviser” to a registered investment company are not assignments for purposes of Section 15(a)(4) of the 1940 Act, thereby effectively providing an exemption from the shareholder voting requirements in Section 15(a) of the 1940 Act. Applicants do not believe that Rule 2a-6 under the 1940 Act provides a safe harbor to recommend, hire and terminate Sub-Advisers. Each Sub-Adviser is expected to run its own day-to-day operations and each will have its own investment personnel. Therefore, in certain instances appointing certain Sub-Advisers could be viewed as a change in management and, as a result, an “assignment” within the meaning of the 1940 Act.

14 See Section 15(a)(4) of the 1940 Act. Section 2(a)(4) of the 1940 Act defines “assignment” as any direct or indirect transfer or hypothecation of a contract.

2.	Requested Relief

Applicants seek relief to (i) select Sub-Advisers for all or a portion of the assets of a Sub-Advised Fund and enter into Sub-Advisory Agreements and (ii) materially amend Sub-Advisory Agreements with such Sub-Advisers, each subject to the approval of the Board, including a majority of the Independent Trustees, without obtaining shareholder approval required under Section 15(a) of the 1940 Act. Such relief would include, without limitation, the replacement or reinstatement of any Sub-Adviser with respect to which a Sub-Advisory Agreement has automatically terminated as a result of an “assignment,” within the meaning of Section 2(a)(4) of the 1940 Act. Applicants believe that the relief sought should be granted by the Commission because (1) the Adviser either will operate a Sub-Advised Fund, or may operate the Sub-Advised Fund, in a manner that is different from conventional investment companies; (2) the relief will benefit shareholders by enabling the Sub-Advised Fund to operate in a less costly and more efficient manner; (3) Applicants will consent to a number of conditions that adequately address the policy concerns of Section 15(a) of the 1940 Act, including all of the conditions of the Open-End Fund Multi-Manager Orders, such as conditions designed to ensure that shareholder interests are adequately protected through Board oversight; and (4) Applicants will consent to additional conditions, as compared to those imposed by the existing Open-End Fund Multi-Manager Orders, to ensure that shareholder interests are adequately protected in light of the operational differences between registered open-end management investment companies and Unlisted CEFs/BDCs.

(a)	Operations of the Fund

Section 15(a) was designed to protect the interests and expectations of a registered investment company’s shareholders by requiring they approve investment advisory contracts, including sub-advisory contracts.15 Section 15(a) is predicated on the belief that if a registered investment company is to be managed by an investment adviser different from the investment adviser selected by shareholders at the time of the investment, the new investment adviser should be approved by shareholders.16 The relief sought in this Application is consistent with this public policy.

In the case of a traditional investment company, the investment adviser is a single entity that employs one or more individuals as portfolio managers to make the day-to-day investment decisions. The investment adviser may terminate or hire portfolio managers without board or shareholder approval and has sole discretion to set the compensation it pays to the portfolio managers. Alternatively, for sub-advised funds, the investment adviser is not normally responsible for the day-to-day investment decisions and instead, the investment adviser selects, oversees, and evaluates sub-advisers who ultimately are responsible for the day-to-day investment decisions.

Primary responsibility for management of a Sub-Advised Fund’s assets, including the selection and oversight of the Sub-Advisers, is vested in the Adviser, subject to the oversight of the Board. Applicants believe that it is consistent with the protection of investors to vest the selection and oversight of the Sub-Advisers in the Adviser in light of Applicants’ multi-manager structure, as well as the shareholders’ expectation that the Adviser is in possession of information necessary to select the most capable Sub-Advisers. The Adviser has the requisite expertise to evaluate, select and oversee the Sub-Advisers.

From the perspective of the shareholder, the role of the Sub-Advisers is substantially equivalent to the role of the individual portfolio managers employed by an investment adviser to a traditional investment company. The individual portfolio managers and the Sub-Advisers are each charged with the selection of portfolio investments in accordance with a Sub-Advised Fund’s investment objectives and policies and have no broad supervisory, management or administrative responsibilities with respect to a Sub-Advised Fund. Shareholders expect the Adviser, subject to review and approval of the Board, to select a Sub-Adviser who is in the best position to achieve a Sub-Advised Fund’s investment objective. Shareholders also rely on the Adviser for the overall management of a Sub-Advised Fund and a Sub-Advised Fund’s total investment performance.

Whenever required by Section 15(c) of the 1940 Act, the Board will request and the Adviser and each Sub-Adviser will furnish such information as may be reasonably necessary for the Board to evaluate the terms of the Investment Advisory Agreements and the Sub-Advisory Agreements. The information that is provided to the Board will be maintained as part of the records of the Sub-Advised Fund in accordance with the applicable recordkeeping requirements under the 1940 Act and made available to the Commission in the manner prescribed by the 1940 Act.

15 See Section 1(b)(6) of the 1940 Act.

16 Hearings on S. 3580 before a Subcomm. of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 253 (1940) (statement of David Schenker).

In addition, the Adviser and the Board will consider the reasonableness of the Sub-Adviser’s compensation with respect to each Sub-Advised Fund for which the Sub-Adviser will provide portfolio management services. Although only the Adviser’s fee is payable directly by a Sub-Advised Fund, and the Sub-Adviser’s fee is payable by the Adviser, the Sub-Adviser’s fee directly bears on the amount and reasonableness of the Adviser’s fee payable by a Sub-Advised Fund. Accordingly, the Adviser and the Board will analyze the fees paid to Sub-Advisers in evaluating the reasonableness of the overall arrangements.

With respect to oversight, Applicants note that the Adviser performs and will perform substantially identical oversight of all Sub-Advisers, regardless of whether they are affiliated with the Adviser. Such oversight is similar in many respects to how the Adviser would oversee its own internal portfolio management teams.

(b)	Lack of Economic Incentives

In allocating the management of Sub-Advised Fund assets between itself and one or more Sub-Advisers, Applicants acknowledge that the Adviser has an incentive to consider the benefit it will receive, directly or indirectly, from the fee paid for the management of those assets. However, Applicants believe that the protections afforded by the conditions set forth in this Application would prevent the Adviser from acting to the detriment of a Sub-Advised Fund and its shareholders. Applicants assert that the proposed conditions are designed to provide the Board with sufficient independence and the resources and information it needs to monitor and address conflicts of interest.17 In particular, the Adviser will provide the Board with any information that may be relevant to the Board’s evaluation of material conflicts of interest present in any sub-advisory arrangement when the Board is considering, with respect to a Sub-Advised Fund, a change in Sub-Adviser or an existing Sub-Advisory Agreement as part of its annual review process. The Board will also have to make a separate finding, reflected in the Board minutes, that any change in Sub-Advisers or any renewal of an existing Sub-Advisory Agreement is in the best interests of the Sub-Advised Fund and its shareholders and, based on the information provided to it, does not involve a conflict of interest from which the Adviser, a Sub-Adviser, or any officer or Trustee of the Sub-Advised Fund or any officer or board member of the Adviser derives an inappropriate advantage.

Previously, the Commission has granted the requested relief solely with respect to registered open-end management investment companies through the Open-End Fund Multi-Manager Orders. That relief had been premised on the fact that a Sub-Adviser for a multi-manager fund serves in the same limited capacity as an individual portfolio manager. Applicants believe this same rationale applies to the requested relief for Unlisted CEFs/BDCs. To address those conflicts of interest, the proposed terms and conditions of this Application incorporate those of the Open-End Fund Multi-Manager Orders.18 Consistent with the Open-End Fund Multi-Manager Orders, Applicants believe that the proposed conditions are protective of shareholder interests by ensuring the Board’s independence and providing the Board with the appropriate resources and information to monitor and address conflicts.

(c)	Benefits to Shareholders

Without the requested relief, when a new Sub-Adviser is retained by the Adviser on behalf of a Sub-Advised Fund, the shareholders of the Sub-Advised Fund are required to approve the Sub-Advisory Agreement. Similarly, if an existing Sub-Advisory Agreement with a Sub-Adviser is amended in any material respect, approval by the shareholders of the affected Sub-Advised Fund is required. Moreover, if a Sub-Advisory Agreement with a Sub-Adviser is “assigned” as a result of a change in control of the Sub-Adviser, the shareholders of the affected Sub-Advised Fund will be required to approve retaining the existing Sub-Adviser. In all these instances the need for shareholder approval requires a Sub-Advised Fund to call and hold a shareholder meeting, create and distribute proxy materials, and solicit votes from shareholders on behalf of the Sub-Advised Fund, and generally necessitates the retention of a proxy solicitor. This process is time-intensive, expensive and slow, and, in the case of a poorly performing Sub-Adviser or one whose management team has parted ways with the Sub-Adviser, potentially harmful to a Sub-Advised Fund and its shareholders.

17 Any Trustee of the Board who has an ownership interest in a Sub-Adviser would not be deemed an Independent Trustee under Section 2(a)(19) of the 1940 Act.

18 A Sub-Advised Fund may employ a fee structure based on the Sub-Advised Fund’s investment income or, if the requirements of Rule 205-3 under the Advisers Act are satisfied, the Sub-Advised Fund’s capital gains or capital appreciation (collectively, a “performance fee”). Applicants acknowledge that charging performance fees may incentivize an Adviser to allocate more of a Sub-Advised Fund’s assets to an Affiliated Sub-Adviser. Pursuant to Conditions 6 and 7, the Adviser will provide the Board with all relevant information regarding any such conflicts of interest. Pursuant to Condition 14, any new Sub-Advisory Agreement or any amendment to an existing Investment Advisory Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Sub-Advised Fund will be submitted to the Sub-Advised Fund’s shareholders for approval.

As noted above, shareholders investing in a Sub-Advised Fund that has a Sub-Adviser are effectively hiring the Adviser to manage a Sub-Advised Fund’s assets by overseeing, monitoring and evaluating the Sub-Adviser rather than by the Adviser hiring its own employees to oversee the Sub-Advised Fund. Applicants believe that permitting the Adviser to perform the duties for which the shareholders of a Sub-Advised Fund are paying the Adviser — the selection, oversight and evaluation of Sub-Advisers, including Affiliated Sub-Advisers — without incurring unnecessary delays or expenses is appropriate and in the interest of a Sub-Advised Fund’s shareholders and will allow such Sub-Advised Fund to operate more efficiently. Within this structure, the Adviser is in the better position to make an informed selection and evaluation of a Sub-Adviser than are individual shareholders. Without the delay inherent in holding shareholder meetings (and the attendant difficulty in obtaining the necessary quorums), a Sub-Advised Fund will be able to hire or replace Sub-Advisers more quickly and at less cost, when the Board, including a majority of the Independent Trustees, and the Adviser believe that a change would benefit a Sub-Advised Fund and its shareholders.

If the relief requested is granted, each Investment Advisory Agreement will continue to be fully subject to Section 15(a) of the 1940 Act. Moreover, the relevant Board will consider the Investment Advisory Agreements and Sub-Advisory Agreements in connection with its annual contract renewal process under Section 15(c) of the 1940 Act, and the standards of Section 36(b) of the 1940 Act will be applied to the fees paid to each Sub-Adviser.

3.	Unlisted CEF/BDC Considerations

As of the date of this Application, the Commission has granted the requested relief solely with respect to open-end management investment companies. Unlisted CEFs/BDCs differ from registered open-end management investment companies in several material respects. Unlike open-end management investment companies, Unlisted CEFs/BDCs do not issue redeemable shares or list their shares on a national securities exchange and are neither obligated nor permitted to provide daily redemption rights. Because Unlisted CEFs/BDCs do not have their shares listed on a national securities exchange, there is no established secondary trading market through which investors may dispose of their holdings, and any liquidity is generally limited to repurchase offers or tender offers conducted. As a result, investors in Unlisted CEFs/BDCs face materially greater liquidity constraints than investors in open-end management investment companies and generally have no ready recourse, such as the ability to redeem shares, if a fund were to hire a new sub-adviser and/or materially amend the fund’s sub-advisory agreement. Despite these differences, as discussed above, Applicants believe a similar rationale for granting the requested relief to open-end management investment companies supports extending the requested relief to Unlisted CEFs/BDCs.

As discussed below under Section V “Conditions,” Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions, among the others discussed below: (i) a Sub-Advised Fund will provide its shareholders with 60 days’ prior notice of the hiring of a new Sub-Adviser in accordance with the process described in Section IV.A.4 “Shareholder Notification” below (see also Condition 10); (ii) that the hiring of a new Sub-Adviser that has not been authorized by the vote of the majority of the outstanding voting securities of the Sub-Advised Fund will not become effective unless the Sub-Advised Fund conducts a tender or repurchase offer that is not oversubscribed, to allow shareholders to redeem shares, in accordance with all applicable Commission rules (see Condition 9)19; (iii) that any shareholder that redeems during the tender or repurchase offer contemplated under Condition 9 will have their shares repurchased at NAV subject to any EWC disclosed in the Sub-Advised Fund’s prospectus prior to the tender or repurchase offer; (iv) that the pricing date (i.e., the date as of which NAV is calculated) for any successful tender or repurchase offer in accordance with Condition 9 will be at least one (1) business day before the effective date of the Sub-Advisory Agreement with the new Sub-Adviser; and (v) any Sub-Advisory Agreement with a new Sub-Adviser approved pursuant to the requested relief will contain language (a) providing that the Sub-Advisory Agreement with the new Sub-Adviser will become effective no earlier than one (1) business day following the date as of which the Sub-Advised Fund’s NAV is calculated for the shares repurchased in connection with the tender or repurchase offer; (b) providing that the hiring of the new Sub-Adviser will become effective only if authorized by a shareholder vote unless (1) the Sub-Advised Fund conducts a tender or repurchase offer to allow shareholders to redeem shares, in accordance with all applicable Commission rules, in advance of such new Sub-Adviser being hired, (2) the Sub-Advised Fund provides its shareholders with at least 60 days’ prior notice of such new Sub-Adviser hiring in advance of the tender or repurchase offer, and (3) the tender or repurchase offer is not oversubscribed, and (c) providing there will be no penalty, fees or other expenses borne by the Sub-Advised Fund should the tender or repurchase offer described in Condition 9 be oversubscribed.

19 For an Interval Fund, the repurchase offer required under Condition 9 may be either (i) a periodic repurchase offer pursuant to Rule 23c-3(b) under the 1940 Act, (ii) a discretionary repurchase offer pursuant to Rule 23c-3(c) under the 1940 Act or (iii) a tender offer pursuant to Rule 13e-4 under the Exchange Act.

As noted above, this Application includes additional conditions (see Conditions 9-12 and 15), along with those imposed by the existing Open-End Fund Multi-Manager Orders, designed to address the functional differences between open-end management investment companies and Unlisted CEFs/BDCs in order to provide the same protections to Unlisted CEF/BDC shareholders as those afforded by an open-end management investment company structure (the “Unlisted CEF/BDC Conditions”). Specifically, the Unlisted CEF/BDC Conditions are designed to account for the liquidity differences between Unlisted CEFs/BDCs and open-end management investment companies to allow for shareholders to exit from an investment in an Unlisted CEF/BDC where they were not asked to vote on the hiring of a new Sub-Adviser but do not wish to continue their investment in a Sub-Advised Fund.

The Unlisted CEF/BDC Conditions are largely based on the rules allowing an Unlisted CEF/BDC to change its 80% investment policy adopted pursuant to Rule 35d-1 under the 1940 Act (“Names Rule”) without a shareholder vote, and such Names Rule provisions have been adapted into terms and conditions in this Application to address concerns that may arise with respect to the requested relief.20 Under the Names Rule, an Unlisted CEF/BDC is permitted to change its 80% investment policy without a shareholder vote if (1) the Unlisted CEF/BDC conducts a tender or repurchase offer to allow shareholders to have their shares repurchased in advance of the change, (2) the Unlisted CEF/BDC provides its shareholders with at least 60 days’ prior notice of any such change in advance of the tender or repurchase offer, (3) such offer is not oversubscribed, and (4) the Unlisted CEF/BDC purchases shares at their NAV.21 In the Names Rule Adopting Release, the Commission stated “where a fund does in fact give its investors the opportunity to sell their shares in connection with a fund’s change of its 80% investment policy, the fund alleviates the concern that investors will be forced to hold investments that they wish to sell.”22 Consistent with the Names Rule approach, this Application proposes the Unlisted CEF/BDC Conditions to ensure that an investor in a Sub-Advised Fund will not be forced to hold an investment they wish to sell as a result of the hiring of a new Sub-Adviser. The other conditions of the requested relief are consistent with relief previously granted by the Commission. Please refer to Section IV.A.2(d) “Discussion of Certain Conditions of the Requested Relief” above for additional discussion.

4.	Shareholder Notification

With the exception of the relief requested in connection with Aggregate Fee Disclosure (as defined below), the prospectus and statement of additional information for each Sub-Advised Fund will include all information required by Form N-2 concerning the Sub-Advisers, including Affiliated Sub-Advisers, if the requested relief is granted. If a new Sub-Adviser is retained, an existing Sub-Adviser is terminated, or a Sub-Advisory Agreement is materially amended, a Sub-Advised Fund’s prospectus and statement of additional information will be supplemented promptly pursuant to Rule 424(b)(3) under the Securities Act.

20 See Rule 35d-1(f) under the 1940 Act.

21 See id. See also, Investment Company Names, Release No. IC-35000 (Sept. 20, 2023) (Adopting Release) (the “Names Rule Adopting Release”).

22 Id.

Before a new Sub-Adviser begins providing services to a Sub-Advised Fund, the Sub-Advised Fund will inform shareholders of the hiring of a new Sub-Adviser pursuant to the following procedures (“Modified Notice and Access Procedures”): (a) the Sub-Advised Fund will provide its shareholders with at least 60 days’ prior notice of hiring any new Sub-Adviser in advance of the tender or repurchase offer required by Condition 9 by sending its shareholders either (i) a Multi-manager Notice or (ii) a Multi-manager Notice and Multi-manager Information Statement (either, a “Sub-Adviser Notice”)23 that precedes or accompanies the notice of the tender or repurchase offer sent to shareholders in accordance with Condition 9; (b) the Sub-Adviser Notice must be a separate document from the tender or repurchase offer notice (“Repurchase Offer Notice”); (c) each of the Sub-Adviser Notice and the Repurchase Offer Notice must include a prominent statement in bold-face type that the Multi-manager Notice contains an important notice about a change in the Sub-Advised Fund’s sub-advisory arrangements; and (d) a Sub-Advised Fund will make the Multi-manager Information Statement available on the website identified in the Multi-manager Notice no later than when the Sub-Adviser Notice is first sent to shareholders, and will maintain it on that website for at least 90 days. Under the requested relief, a Sub-Advised Fund would not furnish a Multi-manager Information Statement to shareholders when an existing Sub-Advisory Agreement is materially modified. In the circumstances described in this Application, a proxy solicitation to approve the appointment of new Sub-Advisers provides no more meaningful information to shareholders than the proposed Multi-manager Information Statement. Moreover, as indicated above, the Board would comply with the requirements of Sections 15(a) and 15(c) of the 1940 Act before entering into or amending Sub-Advisory Agreements.

Prior to any Sub-Advised Fund relying on the requested relief in this Application, the Board, including its Independent Trustees, will have approved the Sub-Advised Fund’s operations as a multi-manager fund as described herein. Additionally, the shareholders of the applicable Sub-Advised Fund have approved, or will approve, its operation as a multi-manager fund as described herein by a vote of a majority of the outstanding voting securities, within the meaning of the 1940 Act, or by the sole shareholder(s) prior to a Sub-Advised Fund offering its shares.

B.	Fee Disclosure

1.	Regulatory Background

Form N-2 is the registration statement used by closed-end investment companies. Item 9(1)(b)(3) of Form N-2 requires a registered investment company to disclose in its prospectus “a description of [the] compensation” for “each investment adviser” of the investment company. Item 20(1)(c) of Form N-2 requires a registered investment company to disclose in its statement of additional information the method of computing the “advisory fee payable” by the investment company with respect to each investment adviser, including the total dollar amounts that the investment company “paid to the adviser by the [investment company] under the investment advisory contract for the last three fiscal years.”

Rule 20a-1 under the 1940 Act requires proxies solicited with respect to a registered investment company to comply with Schedule 14A under the Exchange Act. Item 22 of Schedule 14A sets forth the information that must be included in a registered investment company’s proxy statement. Item 22(c)(1)(ii) requires a proxy statement for a shareholder meeting at which action will be taken on an investment advisory agreement to describe the terms of the advisory contract, “including the rate of compensation of the investment adviser.” Item 22(c)(1)(iii) requires a description of the “aggregate amount of the investment adviser’s fees and the amount and purpose of any other material payments” by the investment company to the investment adviser, or any affiliated person of the investment adviser during the fiscal year. Item 22(c)(8) requires a description of “the terms of the contract to be acted upon, and, if the action is an amendment to, or a replacement of, an investment advisory contract, the material differences between the current and proposed contract.” Finally, Item 22(c)(9) requires a proxy statement for a shareholder meeting at which a change in the advisory fee will be sought to state (i) the aggregate amount of the investment adviser’s fee during the last year; (ii) the amount that the adviser would have received had the proposed fee been in effect; and (iii) the difference between (i) and (ii) stated as a percentage of the amount in (i). Together, these provisions may require a Sub-Advised Fund to disclose the fees paid to a Sub-Adviser in connection with shareholder action with respect to entering into, or materially amending, an advisory agreement or establishing, or increasing, advisory fees.

23 A “Multi-manager Notice” will be modeled on a Notice of Internet Availability as defined in Rule 14a-16 under the Exchange Act, and specifically will, among other things: (a) summarize the relevant information regarding the new Sub-Adviser (except as modified to permit Aggregate Fee Disclosure as defined in this Application); (b) summarize the information relating to fees charged or waived in the tender or repurchase offer; (c) describe the consequences if the tender or repurchase offer is oversubscribed; (d) describe the actions the Sub-Advised Fund would take in the event the tender or repurchase offer is oversubscribed, noting specifically that the hiring of a new Sub-Adviser will not take effect if the tender or repurchase offer is oversubscribed; (e) inform shareholders that the Multi-manager Information Statement is available on a website; (f) provide the website address; (g) state the time period during which the Multi-manager Information Statement will remain available on that website; (h) provide instructions for accessing and printing the Multi-manager Information Statement; and (i) instruct the shareholder that a paper or email copy of the Multi-manager Information Statement may be obtained, without charge, by contacting a Sub-Advised Fund.

A “Multi-manager Information Statement” will meet the requirements of Regulation 14C, Schedule 14C and Item 22 of Schedule 14A under the Exchange Act for an information statement, except as modified by the requested order to permit Aggregate Fee Disclosure. Multi-manager Information Statements will be filed with the Commission via the EDGAR system.

Regulation S-X sets forth the requirements for financial statements required to be included as part of a registered investment company’s registration statement and shareholder reports filed with the Commission. Sections 6-07(2)(a), (b) and (c) of Regulation S-X require a registered investment company to include in its financial statement information about the investment advisory fees. These provisions could require a Sub-Advised Fund’s financial statements to disclose information concerning fees paid to a Sub-Adviser. The exemption from Regulation S-X requested below would permit a Sub-Advised Fund to include only the Aggregate Fee Disclosure (as defined below); all other items required by Sections 6-07(2)(a), (b) and (c) of Regulation S-X will be disclosed.

2.	Requested Relief

Applicants seek relief to permit the Sub-Advised Fund to disclose (as a dollar amount and a percentage of the Sub-Advised Fund’s net assets) (a) the aggregate fees paid to the Adviser and any Wholly-Owned Sub-Advisers; and (b) the aggregate fees paid to Affiliated and Non-Affiliated Sub-Advisers (collectively, the “Aggregate Fee Disclosure”) in lieu of disclosing the fees that may be required by Items 9(1)(b)(3)24 and 20(1)(c) of Form N-2, Items 22(c)(1)(ii), 22(c)(2)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Section 6-07(2)(a), (b) and (c) of Regulation S-X. The Aggregate Fee Disclosure would be presented as both a dollar amount and as a percentage of a Sub-Advised Fund’s net assets. Applicants believe that the relief sought in this Application should be granted because the Adviser intends to operate Sub-Advised Funds under a multi-manager structure. As a result, disclosure of the individual fees that the Adviser pays to the Sub-Advisers would not serve any meaningful purpose.

As noted above, the Adviser may operate the Sub-Advised Funds in a manner different from a traditional investment company. By investing in a Sub-Advised Fund, shareholders are hiring the Adviser to manage the Sub-Advised Fund’s assets by overseeing, evaluating, monitoring, and recommending Sub-Advisers rather than by hiring its own employees to manage the assets directly. The Adviser, under the oversight of the Board, is responsible for overseeing the Sub-Advisers and recommending their hiring and replacement. In return, the Adviser receives an advisory fee from each Sub-Advised Fund. Pursuant to each Sub-Advisory Agreement, the Adviser has agreed or will agree to pay each Sub-Adviser a fee from the fee received by the Adviser from a Sub-Advised Fund under the Investment Advisory Agreement. Each Sub-Adviser will bear its own expenses of providing investment management services to a Sub-Advised Fund. Disclosure of the individual fees that the Adviser would pay to the Sub-Advisers does not serve any meaningful purpose since investors pay the Adviser to oversee, monitor, evaluate and compensate the Sub-Advisers. Applicants contend that the primary reasons for requiring disclosure of individual fees paid to Sub-Advisers are to inform shareholders of expenses to be charged by a particular Sub-Advised Fund and to enable shareholders to compare the fees to those of other comparable investment companies. Applicants believe that the requested relief satisfies these objectives because the Sub-Advised Fund’s overall advisory fee will be fully disclosed and, therefore, shareholders will know what a Sub-Advised Fund’s fees and expenses are and will be able to compare the advisory fees a Sub-Advised Fund is charged to those of other investment companies.

Indeed, in a more conventional arrangement, requiring the Sub-Advised Fund to disclose the fees negotiated between the Adviser and the Sub-Advisers would be the functional equivalent of requiring single adviser investment companies to disclose the salaries of individual portfolio managers employed by that investment adviser. In the case of a traditional investment company, disclosure is made of the compensation paid to the investment adviser, but shareholders are not told or asked to vote on the salary paid by the investment adviser to individual portfolio managers. Similarly, in the case of the Sub-Advised Fund, the shareholders will have chosen to employ the Adviser and to rely upon the Adviser’s expertise in monitoring the Sub-Advisers, recommending the Sub-Advisers’ selection, replacement and termination (if necessary), and negotiating the compensation of the Sub-Advisers. There are no policy reasons that require shareholders of the Sub-Advised Fund to be informed of the individual Sub-Adviser’s fees any more than shareholders of a traditional investment company (single investment adviser) would be informed of the particular investment adviser’s portfolio managers’ salaries.25

24 Applicants seek relief with respect to Item 9(1)(b)(3) of Form N-2 while applicants for the Open-End Fund Multi-Manager Orders do not seek relief from Form N-1A’s equivalent item: Item 10(a)(1)(ii). Instruction 3 to Item 10(a)(1) of Form N-1A provides that if a fund has more than one investment adviser, the fund should “disclose the aggregate fee paid to all of the advisers, rather than the fees paid to each adviser, in response to this Item.” See Form N-1A Instructions, Form N-1A, at 18. The Applicants are requesting this relief because Item 9(1)(b)(3) of Form N-2 does not contain an instruction permitting such aggregate disclosure of advisory fees.

25 The relief would be consistent with the Commission’s disclosure requirements applicable to fund portfolio managers that were previously adopted. See Investment Company Act Release No. 26533 (Aug. 23, 2004). Under these disclosure requirements, a fund is required to include in its statement of additional information, among other matters, a description of the structure of and the method used to determine the compensation structure of its “portfolio managers.” Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each portfolio manager employed by any Sub-Adviser. In addition to this disclosure with respect to portfolio managers, Applicants state that with respect to each Sub-Advised Fund, the statement of additional information will describe the structure of, and method used to determine, the compensation received by each Sub-Adviser.

The requested relief would benefit shareholders of the Sub-Advised Fund because it would improve the Adviser’s ability to negotiate the fees paid to Sub-Advisers. The Adviser’s ability to negotiate with the various Sub-Advisers would be adversely affected by public disclosure of fees paid to each Sub-Adviser. If the Adviser is not required to disclose the Sub-Advisers’ fees to the public, the Adviser may be able to negotiate rates that are below a Sub-Adviser’s “posted” amounts as the rate would not be disclosed to the Sub-Adviser’s other clients. Moreover, if one Sub-Adviser is aware of the advisory fee paid to another Sub-Adviser, the Sub-Adviser would likely take it into account in negotiating its own fee.

In the Open-End Fund Multi-Manager Orders, the Commission granted relief that permitted the disclosure of aggregate fees paid to (i) the Adviser and Wholly-Owned Sub-Advisers, and (ii) Affiliated and Non-Affiliated Sub-Advisers. Applicants believe it is appropriate to permit each Sub-Advised Fund to disclose only aggregate fees paid in the same format as permitted under the Open-End Fund Multi-Manager Orders for the same reasons that similar relief has been granted to registered open-end management investment companies, as discussed above.

C.	Precedent

Applicants note that substantially identical relief, not including the Unlisted CEF/BDC Conditions, for open-end management investment companies was granted by the Commission in the Open-End Fund Multi-Manager Orders. Applicants note that the relief requested by this Application has to date not been granted for Unlisted CEFs/BDCs. For the reasons set forth above, Applicants believe that the relief sought would be appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

V.	Conditions

Applicants agree that any order of the Commission granting the requested relief will be subject to the following conditions:

1.            Before a Sub-Advised Fund may rely on the order requested herein, the operation of the Sub-Advised Fund in the manner described in this Application will be, or has been, approved by a majority of the Sub-Advised Fund’s outstanding voting securities as defined in the 1940 Act, or, in the case of a Sub-Advised Fund whose public shareholders purchase shares on the basis of a prospectus containing the disclosure contemplated by Condition 2 below, by the initial shareholder before such Sub-Advised Fund’s shares are offered to the public.

2.            The prospectus for each Sub-Advised Fund will disclose the existence, substance and effect of any order granted pursuant to the Application. In addition, each Sub-Advised Fund will hold itself out to the public as employing the multi-manager structure described in this Application. The prospectus will prominently disclose that the Adviser has the ultimate responsibility, subject to oversight by the Board, to oversee the Sub-Advisers and recommend their hiring, termination, and replacement.

3.         The Adviser will provide general management services to each Sub-Advised Fund, including overall supervisory responsibility for the general management and investment of the Sub-Advised Fund’s assets, and subject to review and oversight of the Board, will (i) set the Sub-Advised Fund’s overall investment strategies, (ii) evaluate, select, and recommend Sub-Advisers for all or a portion of the Sub-Advised Fund’s assets, (iii) allocate and, when appropriate, reallocate the Sub-Advised Fund’s assets among Sub-Advisers, (iv) monitor and evaluate the Sub-Advisers’ performance, and (v) implement procedures reasonably designed to ensure that Sub-Advisers comply with the Sub-Advised Fund’s investment objective, policies and restrictions.

4.          At all times, at least a majority of the Board will be Independent Trustees, and the selection and nomination of new or additional Independent Trustees will be placed within the discretion of the then-existing Independent Trustees.

5.           Independent Legal Counsel, as defined in Rule 0-l(a)(6) under the 1940 Act, will be engaged to represent the Independent Trustees. The selection of such counsel will be within the discretion of the then-existing Independent Trustees.

6.           Whenever a Sub-Adviser is hired or terminated, the Adviser will provide the Board with information showing the expected impact on the profitability of the Adviser.

7.            The Board must evaluate any material conflicts that may be present in a sub-advisory arrangement. Specifically, whenever a sub-adviser change is proposed for a Sub-Advised Fund (“Sub-Adviser Change”) or the Board considers an existing Sub-Advisory Agreement as part of its annual review process (“Sub-Adviser Review”):

(a)           the Adviser will provide the Board, to the extent not already being provided pursuant to Section 15(c) of the 1940 Act, with all relevant information concerning:

(i)	any material interest in the proposed new Sub-Adviser, in the case of the Sub-Adviser Change, or the Sub-Adviser in the case of a Sub-Adviser Review, held directly or indirectly by the Adviser or a parent or sister company of the Adviser, and any material impact the proposed Sub-Advisory Agreement may have on that interest;

(ii)	any arrangement or understanding in which the Adviser or any parent or sister company of the Adviser is a participant that (A) may have had a material effect on the proposed Sub-Adviser Change or Sub-Adviser Review, or (B) may be materially affected by the proposed Sub-Adviser Change or Sub-Adviser Review;

(iii)	any material interest in a Sub-Adviser held directly or indirectly by an officer or Trustee of the Sub-Advised Fund, or an officer or board member of the Adviser (other than through a pooled investment vehicle not controlled by such person); and

(iv)	any other information that may be relevant to the Board in evaluating any potential material conflicts of interest in the proposed Sub-Adviser Change or Sub-Adviser Review.

(b)       the Board, including a majority of the Independent Trustees, will make a separate finding, reflected in the Board minutes, that the Sub-Adviser Change or continuation after Sub-Adviser Review is in the best interests of the Sub-Advised Fund and its shareholders and, based on the information provided to the Board, does not involve a conflict of interest from which the Adviser, a Sub-Adviser, any officer or Trustee of the Sub-Advised Fund, or any officer or board member of the Adviser derives an inappropriate advantage.

8.         Each Sub-Advised Fund will disclose in its registration statement the Aggregate Fee Disclosure.

9.         The hiring of a new Sub-Adviser that has not been authorized by vote of a majority of the outstanding voting securities of the Sub-Advised Fund will not become effective unless:

(a)       the Sub-Advised Fund conducts a tender or repurchase offer to allow shareholders to redeem shares, in accordance with all applicable Commission rules, in advance of hiring such new Sub-Adviser;

(b)       the tender or repurchase offer is not oversubscribed; and

(c)      The Sub-Advised Fund repurchases shares at NAV subject to any EWC disclosed in the Sub-Advised Fund’s prospectus prior to the tender or repurchase offer. Other than any applicable EWC, no other fee will be charged by a Sub-Advised Fund in connection with the tender or repurchase offer conducted pursuant to this condition.

10.         A Sub-Advised Fund will inform shareholders of its intent to hire a new Sub-Adviser pursuant to the Modified Notice and Access Procedures. The Sub-Adviser Notice will precede or accompany the Repurchase Offer Notice and will be sent at least 60 days prior to the expiration of the tender or repurchase offer described in Condition 9. The Sub-Adviser Notice will be a separate document from the Repurchase Offer Notice. Each of the Sub-Adviser Notice and the Repurchase Offer Notice will contain a prominent statement, in bold-face type, that the Sub-Adviser Notice contains an important notice of a change in the Sub-Advised Fund’s sub-advisory arrangement(s).

11.       The Sub-Advisory Agreement with the new Sub-Adviser will become effective no earlier than one (1) business day following the pricing date (i.e., the date as of which NAV is calculated) for the shares repurchased in connection with the tender or repurchase offer described in Condition 9.

12.        If the tender or repurchase offer described in Condition 9 is oversubscribed the Sub-Advised Fund will not bear any penalties, fees or other expenses paid to a Sub-Adviser as a result of abandoning the hiring of such new Sub-Adviser and/or terminating a Sub-Advisory Agreement.

13.         In the event that the Commission adopts a rule under the 1940 Act providing substantially similar relief to that in the order requested in the Application, the requested order will expire on the effective date of that rule.

14.        Any new Sub-Advisory Agreement or any amendment to an existing Investment Advisory Agreement or Sub-Advisory Agreement that directly or indirectly results in an increase in the aggregate advisory fee rate payable by the Sub-Advised Fund will be submitted to the Sub-Advised Fund’s shareholders for approval.

15.         Any Sub-Advisory Agreement with a new Sub-Adviser approved in reliance on the requested relief will contain language:

(a)       Providing that the Sub-Advisory Agreement with the new Sub-Adviser will become effective no earlier than one (1) business day following the date as of which the Sub-Advised Fund’s NAV is calculated for the shares repurchased in connection with the tender or repurchase offer described in Condition 9;

(b)       Providing the hiring of the new Sub-Adviser will become effective only if authorized by a shareholder vote unless (1) the Sub-Advised Fund conducts a tender or repurchase offer to allow shareholders to redeem shares, in accordance with all applicable Commission rules, in advance of such hiring, (2) the Sub-Advised Fund provides its shareholders with at least 60 days’ prior notice of such hiring in advance of the tender or repurchase offer, and (3) the tender or repurchase offer is not oversubscribed, and

(c)       Providing there will be no penalty, fees or other expenses borne by the Sub-Advised Fund should the tender or repurchase offer described in Condition 9 be oversubscribed.

VI.	PROCEDURAL MATTERS

All of the requirements for execution and filing of this Application on behalf of Applicants have been complied with in accordance with the applicable organizational documents of Applicants, and the undersigned officers of Applicants are fully authorized to execute this Application and any amendments hereto. The certifications of the Applicants, including the resolution of the Fund authorizing the filing of this Application, are attached as Exhibits A-1 and A-2 to this Application in accordance with the requirements of Rule 0-2(c)(1) under the 1940 Act and the verifications required by Rule 0-2(d) under the 1940 Act are attached as Exhibits B-1 and B-2 to this Application.

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, each Applicant hereby states that its address is:

c/o Meketa Capital, LLC

80 University Avenue

Westwood, MA 02090

Copies of all notices, orders, oral or written communications or questions regarding this Application should be directed to:

Gregory C. Davis
Ropes & Gray LLP
One Maritime Plaza, Suite 1800

300 Clay Street
San Francisco, CA 94111
Gregory.Davis@ropesgray.com

Phone: (415) 315-6327

Keith S. MacLeod
Ropes & Gray LLP
Prudential Tower, 800 Boylston Street,
Boston, MA 02199
Keith.MacLeod@ropesgray.com

Phone: (617) 951-7475

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

VII.	CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Section 6(c) of the 1940 Act granting the relief requested in this Application. Applicants submit that the requested exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

The Applicants have caused this Application to be duly signed on their behalf on the 25th day of August, 2026.

MEKETA CAPITAL, LLC

By:	/s/ Michael Bell
	Name:	Michael Bell
	Title:	Authorized Signatory

MEKETA INFRASTRUCTURE FUND

By:	/s/ Michael Bell
	Name:	Michael Bell
	Title:	Authorized Signatory

EXHIBITS TO APPLICATION

The following materials are made a part of the Application and are attached hereto:

Designation	Document
Exhibits A-1 and A-2	Authorizations

Exhibits B-1 and B-2	Verifications

EXHIBIT A-1
AUTHORIZATION OF MEKETA INFRASTRUCTURE FUND

The undersigned, Michael Bell, hereby certifies that: he is the duly appointed President and Principal Executive Officer of Meketa Infrastructure Fund (the “Fund”); with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Amended and Restated Agreement and Declaration of Trust and By-Laws of the Fund have been taken and the person signing and filing the Application on behalf of the Fund is fully authorized to do so; and the following is a complete, true and correct copy of the resolutions duly adopted by the Board of Trustees of the Fund via a written consent executed on July 23, 2026, and such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED:	that the officers of the Fund are hereby authorized to prepare, execute and cause to be filed with the Securities and Exchange Commission a Manager-of-Managers Relief Exemptive Application, substantially in the form included in the materials distributed in connection with the written consent, with such changes as the Fund officers or counsel may determine, and any amendments thereto, pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting the Fund and Meketa Capital, LLC (the “Adviser”) from: (i) the provisions of Section 15(a) of the 1940 Act to permit the Adviser, subject to the supervision of the Fund’s Board of Trustees, to appoint new sub-advisers of the Fund and to make material changes to the sub-advisory agreements with sub-advisers of the Fund without obtaining shareholder approval of the Fund; and (ii) the disclosures required pursuant to Items 9(1)(b)(3) and 20(1)(c) of Form N-2, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2)(a)-(c) of Regulation S-X relating to sub-adviser compensation (the “Exemptive Application”); and be it

FURTHER RESOLVED:	that the officers of the Fund are hereby authorized to take such further action and execute such other documents as such officer or officers shall deem necessary or advisable in order to effectuate the intent of the foregoing resolution.

MEKETA INFRASTRUCTURE FUND

By:	/s/ Michael Bell
	Name:	Michael Bell
	Title:	President, Principal Executive Officer
	Date:	August 25, 2026

A1-1

EXHIBIT A-2
AUTHORIZATION OF
MEKETA CAPITAL, LLC

The undersigned, Michael Bell, hereby certifies that: he is the duly appointed Chief Executive Officer of Meketa Capital, LLC (the “Adviser”); with respect to the attached application for exemption from the provisions of the Investment Company Act of 1940, as amended (the “1940 Act”), the rules and forms thereunder and any amendments thereto (such application along with any amendments, the “Application”), all actions necessary to authorize the execution and filing of the Application under the Adviser’s organizational documents have been taken and the person signing and filing the Application on behalf of the Adviser is fully authorized to do so; and the following is a complete, true and correct copy of the resolutions duly adopted by the Adviser, in accordance with its organizational documents, and such resolutions have not been revoked, modified, rescinded, or amended and are in full force and effect:

RESOLVED:	that the appropriate officers of the Adviser be, and hereby are, authorized to file on behalf of the Adviser an application with the Securities and Exchange Commission for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (“1940 Act”), exempting Meketa Infrastructure Fund (the “Fund”) and the Adviser from: (i) the provisions of Section 15(a) of the 1940 Act to permit the Adviser, subject to the supervision of the Fund’s board of trustees, to appoint new sub-advisers to the Fund and to make material changes to the sub-advisory agreements with sub-advisers to the Fund without obtaining shareholder approval of the Fund; and (ii) the disclosures required pursuant to Items 9(1)(b)(3) and 20(1)(c) of Form N-2, Items 22(c)(1)(ii), 22(c)(1)(iii), 22(c)(8) and 22(c)(9) of Schedule 14A, and Sections 6-07(2) (a)-(c) of Regulation S-X relating to sub-adviser compensation.

MEKETA CAPITAL, LLC

By:	/s/ Michael Bell
	Name:	Michael Bell
	Title:	Chief Executive Officer
	Date:	August 25, 2026

A2-1

EXHIBIT B-1
MEKETA INFRASTRUCTURE FUND

The undersigned states that he has duly executed the foregoing Application for and on behalf of Meketa Infrastructure Fund, that he is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MEKETA INFRASTRUCTURE FUND

By:	/s/ Michael Bell
	Name:	Michael Bell
	Title:	Authorized Signatory
	Date:	August 25, 2026

B1-1

EXHIBIT B-2
VERIFICATION OF
MEKETA Capital, llc

The undersigned states that he has duly executed the foregoing Application for and on behalf of Meketa Capital, LLC, that he is an Authorized Signatory of such entity and that all action by officers, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned further states that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

MEKETA CAPITAL, LLC

By:	/s/ Michael Bell
	Name:	Michael Bell
	Title:	Authorized Signatory
	Date:	August 25, 2026

B2-1